File No. 70-9027

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                        PRE-EFFECTIVE AMENDMENT NO. 1 TO

                                    FORM U-1

                              APPLICATION UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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                                    DQE, Inc.
                          Cherrington Corporate Center
                                    Suite 100
                             500 Cherrington Parkway
                            Coraopolis, PA 15108-3184

                                       and

                            DQE Energy Services, Inc.
                             One North Shore Center
                          12 Federal Street, Suite 200
                              Pittsburgh, PA 15212

                                       and

                                 DH Energy, Inc.
                             One North Shore Center
                          12 Federal Street, Suite 200
                              Pittsburgh, PA 15212

           ----------------------------------------------------------

                  (Name of companies filing this statement and
                     address of principal executive offices)

                                      None
           ----------------------------------------------------------

                     (Name of top registered holding company
                     parent of each applicant or declarant)

                             Linda S. Ackerman, Esq.
                                    DQE, Inc.
                         411 Seventh Avenue, 15th Floor
                            Pittsburgh, PA 15230-1930
           ----------------------------------------------------------

                     (Name and address of agent for service)

                  The Commission is requested to mail copies of
                   all orders, notices and communications to:

                              William S. Lamb, Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                          New York, New York 10019-4513




     Pursuant to Section 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), DQE, Inc., a Pennsylvania corporation and a public utility holding company ("DQE"), DQE Energy Services, Inc., a
Pennsylvania corporation and a wholly owned subsidiary of DQE ("Energy Services"), and DH Energy, Inc., a Pennsylvania corporation and a wholly owned subsidiary of Energy Services ("DH Energy") hereby request that the Securities and Exchange Commission (the "Commission") authorize (a) the assignment to DH Energy by Allegheny Development Corporation, a Pennsylvania corporation and an indirect wholly owned subsidiary of DQE ("ADC"), of all of ADC's rights and obligations under (i) the Heinz Facility Lease (the "Lease") dated as of January 22, 1997 between Heinz USA, a division of H.J. Heinz Company ("Heinz"), and ADC and (ii) the Energy Supply Agreement (the "Supply Agreement") dated as of January 22, 1997 between Heinz, ADC and Duquesne Energy, Inc., a Pennsylvania corporation and wholly owned subsidiary of Energy Services ("Duquesne Energy") and (b) the execution of an Operation and Maintenance Services Agreement (the "O&M Agreement") between ADC and Newco, an entity to be formed under the laws of the Commonwealth of Pennsylvania which will be a wholly owned subsidiary of Energy Services ("Newco"), pursuant to which Newco will serve as operator of ADC's energy facility (the "Airport Facility") located at the Midfield Terminal Complex at the Greater Pittsburgh International Airport (the "Airport"). The Lease, the Supply Agreement and the assignment of ADC's rights thereunder may hereinafter be referred to herein as the Heinz Transaction and the O&M Agreement may hereinafter be referred to herein as the Airport Transaction. DQE, Energy Services and DH Energy may hereinafter be referred to herein as the Applicants.

     Following the consummation of the transactions described herein, DQE will continue to be a public utility holding company entitled to an exemption under
Section 3(a)(1) of the Act. In addition, upon the consummation of the transactions for which authority is sought herein, Energy Services will become a holding company within the meaning of the Act, and will be entitled to an exemption under Section 3(a)(1) of the Act.

Item 1   DESCRIPTION OF PROPOSED TRANSACTIONS

         a.   Description of DQE.

     DQE is an energy services company organized in 1989 for the purpose of becoming a holding company for Duquesne Light Company ("Duquesne"), an electric utility company, and other energy related subsidiaries. Its principal office is in Pittsburgh, Pennsylvania. For the year ended December 31, 1995, DQE reported consolidated operating revenues of approximately $1.22 billion. DQE is currently a public utility holding company exempt from all provisions of the Act except
Section 9(a)(2) under Section 3(a)(1) pursuant to Rule 2. DQE owns all of the issued and outstanding common stock of two public utility companies as defined under the Act: Duquesne and ADC, both of which are organized and operate virtually exclusively in the Commonwealth of Pennsylvania. Consolidated assets of DQE at December 31, 1995 were approximately $4.459 billion.

     Duquesne is an electric utility engaged in the generation, transmission, distribution and sale of electric energy in the Commonwealth of Pennsylvania. Duquesne provides electric service to approximately 580,000 customers in Allegheny County, Pennsylvania and sells electricity to other utilities beyond its service area. For the year ended December 31, 1995, Duquesne Light Company reported consolidated operating revenues of approximately $1.18 billion. Consolidated assets of Duquesne Light Company at December 31, 1995, were approximately $4.07 billion.

     ADC is an electric utility company engaged in the business of owning facilities to provide complete energy services to the Midfield Terminal Complex at the Greater Pittsburgh International Airport<F1>. The energy services provided by ADC to the Midfield Terminal Complex are generated by four boilers and seven chillers to provide hot and chilled water to the complex and three unitized capacitors which connect Duquesne's facilities to Allegheny County's facilities. For the year ended December 31, 1995, ADC earned operating revenues of approximately $10.5 million. Total assets of ADC at December 31, 1995, were approximately $10.3 million.

--------
1  See, In the Matter of DQE, Inc., et al., HCAR No. 35-26257
   (1995).


     Energy Services was formed on August 2, 1995 and is presently providing energy services and solutions for customers in domestic and international markets.

     DH Energy was formed on January 9, 1997, for the purpose of entering into the Lease and Supply Agreement.

     Newco will be formed as a Pennsylvania corporation for the purpose of entering into the O&M Agreement.

         b.   Description of the Proposed Transactions.

     (i) The Heinz Transaction. On January 22, 1997, Heinz and ADC entered into the Lease and the Supply Agreement. Each of the Lease and the Supply Agreement provides for the right of ADC to assign its rights and obligations under the respective agreement to DH Energy.

     Pursuant to the Lease, ADC and, after the assignment to DH Energy, DH Energy will lease, operate and maintain an inside the fence energy facility (the "Energy Facility"), that provides energy in form of steam, electricity and compressed air to the Heinz manufacturing plant (the "Manufacturing Plant") located in Pittsburgh, Pennsylvania. The Energy Facility has two 3 MW steam turbine generators capable of generating 40 million kilowatt hours of electricity per year and coal/gas fired boilers capable of generating 1 million mlbs of steam per year.

     The Lease also provides that ADC and, after the assignment by ADC to DH Energy, DH Energy, may enter into an agreement to supply steam to Pittsburgh Thermal, L.P., a district heating and cooling system located approximately one mile from the Manufacturing Plant.

     Pursuant to the Supply Agreement, ADC and, after the assignment by ADC to DH Energy, DH Energy, are obligated to sell to Heinz electricity and steam produced by the Energy Facility for use by Heinz in the Manufacturing Plant.

     ADC and, after the assignment by ADC to DH Energy, DH Energy, will provide an energy facility supervisor to the Energy Facility who shall supervise the operating and maintenance staff during the term of the Lease. ADC and, after the assignment by ADC to DH Energy, DH Energy, will assume control and be responsible for the day-to-day operation of the Energy Facility, including the care and custody of all equipment at the Energy Facility. As a result of its operation of the Energy Facility following the Assignment, DH Energy will be an electric utility company under Section 2(a)(3) of the Act and Energy Services will become a holding company as defined in Section 2(a)(7) of the Act. Revenues of the Energy Facility are estimated to be approximately $2.7 million per year during the 15 year term of the Lease and Supply Agreement.

     (ii) The Airport Transaction. ADC and Newco intend to enter into the O&M Agreement with respect to the operation and maintenance by Newco of the Airport Facility and for the provision of electric and thermal energy to the Airport. Pursuant to the O&M Agreement, Newco will operate and maintain the Airport Facility including boilers and chillers to provide hot and chilled water to the Airport and unitized capacitors and a busduct used to connect Duquesne's electrical facilities to the Airport's electrical facilities. The term of the O&M Agreement will be 5 years and the aggregate price to be paid to Newco under the O&M Agreement will be approximately $4.5 million. Presently, Michael Baker Corporation, an independent third party, serves as the operator of the Airport Facility. The Airport Facility is presently operated by nine employees who perform all routine preventive and corrective maintenance of the boilers and chillers, and supervise any repairs performed by third party contractors. The Airport Facility personnel also monitor in the in-house information systems to determine when to bring any particular boiler or chiller on or off-line. As a result of the O&M Agreement, Newco will be an electric utility company under
Section 2(a)(3) of the Act by virtue of the fact that it will operate the Airport Facility and provide electric energy to the Airport.

Item 2 FEES,COMMISSIONS AND EXPENSES

     The fees, commissions and expenses of the Applicants expected to be paid or incurred, directly or indirectly, in connection with the transactions described above are estimated as follows:

                  (a)      Heinz Transaction

         Legal Fees.........................................$15,000


         Miscellaneous........................................1,200

                           Total.............................16,200

                  (b)      Airport Transaction

         Legal Fees..........................................$5,000

         Miscellaneous..........................................500

                           Total..............................5,500


Item 3   APPLICABLE STATUTORY PROVISIONS

     The following sections of the Act are directly or indirectly applicable to each of the Heinz Transaction and the Airport Transaction: Sections 9(a)(2) and 10.

     Section 9(a)(2) makes it unlawful, without approval of the Commission under
Section 10, "for any person ... to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate ... of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." DQE presently is the parent of two public utility companies, Duquesne and ADC. By virtue of the transactions described herein, DQE will become the parent of a third and fourth public utility company, DH Energy and Newco respectively. Accordingly, DQE is seeking approval under Sections 9(a)(2) and 10 for the proposed transactions. The Applicants believe that both of the proposed transactions meet the requirements of Sections 9(a)(2) and 10.

          A.   Section 10(b)(1)

     Section 10(b)(1) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve a transaction unless:

                  (1) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers.

Section 10(b)(1) requires a finding that control is "of a kind or to an extent detrimental to the public interest or the interest of investors or consumers." The framers of the Act sought through Section 10(b)(1) to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicative facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by certain combinations. American Electric Power Co., Inc., 46 S.E.C. 1299, 1309 (1978). The Heinz Transaction has not created an "excess of concentration and bigness" and the assignment of ADC's rights to DH Energy will not alter the situation in any respect. The Energy Facility is a small utility facility whose customers are large, sophisticated entities and the Applicants do not believe the Heinz Transaction will be detrimental to the interests of the public or shareholders. Similarly, the Airport Facility is a small utility facility with a capacity of 20 MW and only one customer, the Midfield Terminal Complex. Consequently, the Applicants do not believe the Airport Transaction will be detrimental to the interests of the public or shareholders. Thus, neither the Heinz Transaction nor the Airport Transaction rise to the level of transaction that the Act's framers were attempting to avoid.

          B.   Section 10(b)(2)

     Section 10(b)(2) provides that a transaction should be approved unless the price paid:

           is not reasonable or does not bear a fair relation to the sums invested in or the coming capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired.

     In the Heinz Transaction, the payments under the Lease and the Supply Agreement are the result of arms length negotiations between commercially sophisticated parties and the payments under the Lease constitute a small portion of DQE's overall capital expenditures.<F2> Consequently, the payments to be made under the Lease and the Supply Agreement are fair and do not warrant any of the negative findings that call for disapproval under Section 10(b)(2).

     Similarly, the payments to be made under the O&M Agreement will constitute a small portion of DQE's overall capital expenditures. In addition, the payments will be within the range commonly found in the industry. Consequently, The Airport Transaction does not warrant any of the negative findings that call for disapproval under Section 10(b)(2).

          C.   Section 10(b)(3)

     Section 10(b)(3) directs approval of the transaction unless the Commission finds that:

           (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant ... or will be detrimental to ... the proper functioning of such holding-company system.

Section 10(c)(1) provides that the Commission not approve a transaction that is "unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of section 11." Together they relate to the corporate simplification standards of Section 11(b)(2), which require that each registered holding company take the necessary steps to ensure that the corporate or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure ... of such holding-company system.

The intent of these requirements is to assure the financial soundness of the holding-company system, with a proper balance of debt and equity. No such complexities will result from either the Heinz Transaction or the Airport Transaction.

--------
2 The terms of the Lease require an initial rent payment of $1.0 million, plus monthly base rent payments of approximately $71,000 for 180 months, for the lease of the Energy Facility.

    Capital Expenditures for DQE were approximately $94 million, $121 million and $124 million for the years ended December 31, 1995, 1994 and 1993, respectively.


          D.   Section 10(c)(1) and 10(c)(2)

     Section 10(c) provides for two distinct findings with respect to a proposed transaction, and both are related to the standards prescribed in Section 11(b).
Section 10(c)(1) requires that the proposed transaction not be "unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of Section 11." Section 8 by its terms applies only to registered holding companies and prohibits such companies from combining electric and gas utilities in a manner that violates state law. Both the Heinz Transaction and the Airport Transaction involve only electric utilities. As discussed below,
Section 11 of the Act relates to the simplification of holding company systems, which was one of the major purposes behind the passage of the Act. The terms of
Section 11 are also only directly applicable to registered holding companies, although through the operation of Section 10(c)(2) discussed below, the larger policy concerns animating this section must be taken into account with respect to both the Heinz Transaction and the Airport Transaction.

     Section 10(c)(2) is a more specialized provision. It requires that any acquisition not be approved unless the Commission finds that:

           [S]uch  acquisition  will serve the public interest by tending
           towards  the  economical  and  efficient   development  of  an
           integrated public-utility system.

Section 2(a)(29)(A) defines an "integrated public utility system" as applied to electric utility companies as:

           [A] System consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single area or region in one or more States, not so large as to impair
           (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

     Both the Heinz Transaction and the Airport Transaction satisfy the integration standard set forth in Section 2(a)(29)(A) of the Act because DQE's four utility company subsidiaries will constitute a system so located and related that substantial economies may be effectuated by their operation as a single coordinated system confined in its operation to a single area or region not so large as to impair the advantages of localized management, efficient operation, and the effectiveness of regulation. Both the Energy Facility and the Airport Facility are located in Pittsburgh, the center of Duquesne's service territory. Because the Energy Facility is an inside-the-fence facility serving only one customer, it is not interconnected with the Duquesne transmission system. It is, however, located in the same area and is capable of interconnection. Similarly, the Airport Facility is not interconnected with the Duquesne transmission system but is capable of such interconnection. Moreover, the de minimis size of the Energy Facility and the Airport Facility relative to the existing system in the DQE holding company system further underscores the fact that the Heinz Transaction and the Airport Transaction will not materially increase the size of or effect the operation of the DQE utility system as a single coordinated system. The capacity of the Energy facility is 2-3 MW and the size and capacity of the Airport Facility is 20 MW as compared to DQE's total capacity of 3,374 MW. Given that no changes in the overall system's management or regulatory status will occur as a result of the Heinz Transaction or the Airport Transaction, neither transaction will impair the advantages of local management, or effective regulation or operation. The Heinz Transaction will also result in economies and efficiencies accruing to the benefit of the Energy Facility and the Applicants and DQE's integrated system and thus should be approved by the Commission. The benefits of the Heinz Transaction to Heinz include (i) cost containment (ii) the expertise of DQE to support the Energy Facility capital upgrades and modernization of the Energy Facility resulting in increased capacity. The benefit of the Heinz Transaction to the Applicants is that it results in an expansion of the Applicants' service to their existing customer, Heinz.

     Similar benefits will result from the Airport Transaction. In addition, the Airport Transaction will permit an affiliate of ADC to operate the Airport Facility owned by ADC.

          E.   Section 10(f)

     Section 10(f) provides that the Commission shall not approve an acquisition unless it appears as though all state laws are satisfied. As noted in Item 4 below, neither the Heinz Transaction nor the Airport Transaction requires any state regulatory approvals and the Applicants undertake to complete the transactions in a manner consistent with the laws of the Commonwealth of Pennsylvania.

          F.   Section 3(a)(1)

     DQE is currently exempt from all provisions of the Act except Section 9(a)(2). Upon consummation of the transactions contemplated herein, DQE will continue to be entitled to such exemption because it and each of its public utility subsidiaries from which it derives a material part of its income will be predominantly intrastate in character and will carry on their businesses substantially within the Commonwealth of Pennsylvania. In addition, as a result of the transactions, Energy Services will become a public utility holding company over DH Energy and Newco. Energy Services will also be entitled to an exemption from all provisions of the Act except Section 9(a)(2) under the same analysis. Energy Services intends to claim an exemption under Section 3(a)(1) of the Act pursuant to Rule 2.

Item 4   REGULATORY APPROVALS

     No federal or state commission, other than this Commission has jurisdiction over the Heinz Transaction or the Airport Transactions as described herein.

Item 5   PROCEDURE

     The Applicants hereby request that there be no hearing on this Application and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is respectfully requested to issue and publish the requisite notice under Rule 23 with respect to the filing of this Application not later than March 21, 1997, and notice to specify a date not later than April 15, 1997, by which comments may be entered and a date not later than April 18, 1997, as the date after which an order of the Commission granting and permitting the Application to become effective may be entered by the Commission. A Form of Notice is filed herewith as Exhibit H.

     Without prejudice to their right to modify the same if a hearing should be ordered on this Application, the Applicants submit that a recommended decision by a hearing officer or any other responsible officer of the Commission is not needed for approval of the transactions described herein. The Division of Investment Management may assist in the preparation of the Commission's decision and/or order. There should be no waiting period between issuance of the Commission's order and the date on which the order is to become effective.

     It is requested that the Commission send copies of all communications to the Applicants as follows:

                  Linda S. Ackerman, Esq.
                  DQE, Inc.
                  411 Seventh Avenue
                  15th Floor
                  Pittsburgh, PA 15230-1930

                  with concurrent copies to:

                  William S. Lamb, Esq.
                  LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                  125 West 55th Street
                  New York, NY  10019-4513

Item 6   EXHIBITS AND FINANCIAL STATEMENTS

         a)       Exhibits
                  B-1      Heinz Facility Lease dated as of January 22,
                           1997 between Heinz and ADC (previously filed)
                  B-2      First Amendment to Heinz Facility Lease dated
                           as of March 11, 1997 (previously filed)
                  B-3      Energy Supply Agreement dated as of January
                           22, 1997 between Heinz and ADC (previously
                           filed)
                  B-4      First Amendment to Energy Supply Agreement
                           (previously filed)
                  B-5      Draft Operation and Maintenance Services
                           Agreement between ADC and Newco (previously
                           filed)
                  F-1      Opinion of counsel (previously filed)
                  F-2      Past Tense Opinion of Counsel (to be filed by
                          amendment)
                  G.       Financial Data Schedule (previously filed)
                  H.       Form of Notice (previously filed)

         b)       Financial Statements

                  FS-1 Consolidated Balance Statement of DQE for the year ended December 31, 1996 (incorporated by reference to the Form 10-K of DQE filed on March 28, 1997 (File No. 1-10290).
                  FS-2 Consolidated Statement of Income for the Preceding Three Years (incorporated by reference to the Form 10-K of DQE filed on March 28, 1997 (File No. 1-10290).


Item 7   INFORMATION AS TO ENVIRONMENTAL EFFECTS

     None of the matters that are the subject of this Application and declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application will not result in changes in the operation of the company that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned have duly caused this application and declaration to be signed on their behalf by the undersigned thereunto duly authorized.

                                DQE, INC.


                                By:/s/ Victor A. Roque
                                       Victor A. Roque
                                       Vice President



                                DQE ENERGY SERVICES, INC.
                                DH ENERGY, INC.

                                By:/s/ Alexis Tsaggaris
                                       Alexis Tsaggaris
                                       President
April 30, 1997